

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2018

Via E-Mail
Kenneth R. Trammell
Executive Vice President and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

> **Re:** **Tenneco Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 1-12387**

Dear Mr. Trammell:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You filed an October 1, 2018 Collateral Agreement as Exhibit 10.03 to a Form 8-K dated October 1, 2018, and Schedule 3.06 to this agreement identifies Tenneco trademarks in Syria and Sudan. Also, your April 10, 2018 membership interest purchase agreement to acquire Federal-Mogul LLC appears to indicate that Federal-Mogul and/or its subsidiaries may have engaged in dealings or transactions with Syria or Sudan within the last five years. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan, including with their governments, whether through subsidiaries, customers, affiliates or other direct or

indirect arrangements.

2. Recent news articles discuss Federal-Mogul's joint venture with Russia's Kamaz. On page 15, you identify customers that represented more than 10% of sales within the past three years. Please tell us whether the business from Kamaz as a customer and joint venture partner would have represented 10% or more of sales of the combined company following the acquisition of Federal-Mogul.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director